aKB

PUBLIC
DOCUMENT

16003960

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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FEB 29 2016

Washington DC 404

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
~~8-31481~~

8-31461 aKB

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2015 (MM/DD/YY) AND ENDING 12/31/2015 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Cuttone and Company, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

11 Wall Street
(No. and Street)

New York	NY	10005
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Annette Scuteri (646) 943-5463
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Raich Ende Malter & Co. LLP
(Name – *if individual, state last, first, middle name*)

1375 Broadway, 15th Floor	New York	NY	10018
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Donato A. Cuttone, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Cuttone and Company, Inc., as of December 31, 20 15, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

State of New Jersey 2/25/16
Morris County

Signature

CEO

Title

LISA S BUKUVALAS
Notary Public
State of New Jersey
My Commission Expires Aug. 8, 2017
I.D.# 2423775

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

CUTTONE & COMPANY, INC.
Statement of Financial Condition
December 31, 2015
(Filed Pursuant to Rule 17a-5(e)(3)
Under the Securities Exchange Act of 1934)
as a PUBLIC DOCUMENT

cuttone&company®

CUTTONE & COMPANY, INC.

Table of Contents
December 31, 2015

RAICH ENDE MALTER & CO. LLP
CERTIFIED PUBLIC ACCOUNTANTS & ADVISORS

1375 Broadway, 15th Floor
New York, New York 10018
212.944.4433
212.944.5404 (fax)
cpa@rem-co.com

Offices in New York City, Long Island & New Jersey

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders of
Cuttone & Company, Inc.
New York, New York

We have audited the accompanying statement of financial condition of Cuttone & Company, Inc., as of December 31, 2015. This financial statement is the responsibility of the Cuttone & Company, Inc.'s management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statement of financial condition presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Cuttone & Company, Inc. as of December 31, 2015, in accordance with accounting principles generally accepted in the United States of America.

Raich Ende Malter & Co LLP

RAICH ENDE MALTER & CO. LLP
New York, New York
February 24, 2016

Cuttone & Company, Inc.

Statement of Financial Condition
December 31, 2015

ASSETS	
Cash and cash equivalents	$ 1,958,352
Receivables from clearing and other brokers	1,404,079
Furniture, equipment, and leasehold improvements	9,650
Prepaid expenses and other assets	197,268
	$ 3,569,349
LIABILITIES AND STOCKHOLDERS' EQUITY	
Liabilities	
Accounts payable and accrued expenses	$ 706,925
Commissions payable	458,576
	1,165,501
Stockholders' Equity	
Common stock - $1.00 par value - 2,000 shares authorized 1,000 shares issued and 947 outstanding	1,000
Additional paid-in capital	204,615
Retained earnings	2,348,309
Treasury stock, at cost, 53 shares	(150,076)
	2,403,848
	$ 3,569,349

1 - ORGANIZATION AND BUSINESS

Cuttone & Company, Inc. (the "Company") was incorporated on January 20, 1984 under the laws of the State of New York and maintains its main office in New York City. The Company also maintains offices in Florida and New Jersey.

The Company is registered with the Securities and Exchange Commission as a broker-dealer pursuant to the Securities Exchange Act of 1934. It is a member of the Financial Industry Regulatory Authority ("FINRA") and the Securities Investor Protection Corporation ("SIPC").

The Company executes orders on behalf of other brokerage firms and institutional customers. All securities transactions are cleared through other broker-dealers (the "Clearing Brokers") on a fully disclosed basis and, therefore, the Company is exempt from SEC Rule 15c3-3.

2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

a. ***Cash and Cash Equivalents*** - The Company considers all highly liquid investments with an original maturity of three months or less, when purchased, to be cash equivalents.

b. ***Property & Equipment*** - Furniture, equipment, and leasehold improvements are stated at cost net of accumulated depreciation.

c. ***Income Taxes*** - The Company, with the consent of its stockholders, has elected to be taxed as an S corporation under applicable federal and New York State statutes. Accordingly, the Company is treated for federal and New York State income tax purposes substantially as a flow through entity instead of as a corporation. In lieu of corporate income taxes, the stockholders are taxed on their proportionate share of the Company's taxable income. The Company is subject to income taxes in other states and localities including Florida, South Carolina, New Jersey, and New York City. The Company files federal, state, and local income tax returns in the jurisdictions previously disclosed, and the earliest tax year that is subject to examination by these taxing authorities is 2012.

   The Company recognizes and measures its uncertain tax positions based on their technical merit, that tax positions will be sustained upon examination based on the facts, circumstances, and information available at the end of each period. The measurement of uncertain tax positions is adjusted when new information is available, or when an event occurs that requires a change.

   The Company did not have material uncertain tax positions as of December 31, 2015 and does not expect this to change significantly over the next twelve months. The Company will recognize interest and penalties accrued on any uncertain tax positions as a component of the provision for state and local income taxes. As of December 31, 2015, the Company had no accrued interest or penalties related to uncertain tax positions.

d. ***Use of Estimates*** - The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions. The estimates and assumptions affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

3 - RECEIVABLES FROM AND PAYABLES TO BROKERS

The clearing and depository operations for the Company's and customers' securities transactions are provided by the Clearing Broker pursuant to the clearance agreement.

As of December 31, 2015, the amount due from brokers includes commissions earned and not paid out by the Clearing Broker and direct billings to various other brokers, net of applicable clearing charges and fees. In addition, the Company has cash balances at the Clearing Broker, including the required clearing deposit and minimum equity account pursuant to the Clearing Agreement. The amount payable to the Clearing Brokers at December 31, 2015 represents clearing charges and other fees.

Amounts receivable from the Clearing Broker and various other brokers net of payables at December 31, 2015 consist of the following:

	Receivable (Payable)
Commissions and cash balances due from Clearing Brokers	$ 490,884
Direct billing due from other brokers	319,763
Deposit accounts with Clearing Brokers:	
Clearing deposits	600,000
Clearing charges and other fees	(6,568)
	$ 1,404,079

Pursuant to the Clearing Agreement, the Company may offset receivable and payable balances in the accounts held at the Clearing Broker.

4 - RECEIVABLE FROM OFFICERS

The Company advanced funds to certain officers of the Company. Such advances are non-interest bearing and are due on demand. At December 31, 2015, the amount due from officers was $97,840 and was included in other assets in the accompanying Statement of Financial Condition.

5 - INVESTMENT IN LIMITED LIABILITY COMPANY

During October 2012, the Company obtained Class A and Class B Membership interests in a limited liability company in exchange for receivables related to the formation and initial capitalization totaling $229,494. The Company accounted for the investment in the limited liability company by using the cost method based on the fact that the Company owned less than 20% of the limited liability company and had no influence over the operating and financial policies. The extent of liability related to the Company's interests in the limited liability company was limited to the Company's capital investment. During 2015, management determined that the investment no longer had value.

6 - FURNITURE, EQUIPMENT AND LEASEHOLD IMPROVEMENTS

Furniture, equipment, and leasehold improvements are stated at cost and are summarized at December 31, 2015 as follows:

Furniture and equipment	$	403,633
Leasehold improvements		302,900
		706,533
Less: Accumulated depreciation and amortization		696,883
	$	9,650

7 - COMMITMENTS AND CONTINGENCIES

The Company is obligated under an operating lease for its office equipment.

Offices located in Florida and New Jersey are leased on a month-to-month basis.

Leased office equipment is subject to a lease with a 48 month term expiring 2019.

Future minimum lease payments under this operating lease at December 31, 2015 is as follows:

For the Year Ended December 31, 2016	$	4,500
2017		4,500
2018		4,500
2019		1,875
	$	15,375

8 - CONCENTRATION

The Company's financial instruments that are exposed to concentrations of credit risk consist primarily of cash and cash equivalents. The Company places its cash and cash equivalents with quality institutions. At times, balances may be in excess of the Federal Deposit Insurance Corporation ("FDIC") insurance limit. As of December 31, 2015, the Company's cash and cash equivalents balances on deposit exceeded FDIC insurance limits by $1,504,362.

9 - PENSION PLAN

The Corporation maintains a 401(k) plan which covers all employees who meet the prescribed eligibility requirements. Employees may contribute a percentage of their eligible compensation up to the maximum allowable by law.

10 - NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission ("SEC") Uniform Net Capital Rule 15c3-1, which requires the maintenance of uniform minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2015, the Company had net capital, as defined, of $2,079,155 which was $1,979,155 in excess of its required net capital of $100,000. The Company's net capital ratio was .56 to 1.

11 - OFF-BALANCE-SHEET RISK

In the normal course of its business, the Company indemnifies and guarantees certain service providers, such as clearing and custody agents, trustees and administrators, against specified potential losses in connection with their acting as an agent of, or providing services to, the Company or its affiliates. The Company also indemnifies some clients against potential losses incurred in the event specified third-party service providers, including subcustodians and third-party brokers, improperly executed transactions. The maximum potential amount of future payments that the Company could be required to make under these indemnifications cannot be estimated. However, the Company believes that it is unlikely it will have to make material payments under these arrangements and has not recorded any contingent liability in the financial statements for these indemnifications.

The Company provides representations and warranties to counterparties in connection with a variety of commercial transactions and occasionally indemnifies them against potential losses caused by the breach of those representations and warranties. The Company may also provide standard indemnifications to some counterparties to protect them in the event additional taxes are owed or payments are withheld, due either to a change in or adverse application of certain tax laws. These indemnifications generally are standard contractual terms and are entered into in the normal course of business. The maximum potential amount of future payments that the Company could be required to make under these indemnifications cannot be estimated. However, the Company believes that it is unlikely it will have to make material payments under these arrangements and has not recorded any contingent liability in the financial statements for these indemnifications.